SCHEDULE 13G
CUSIP NO. 04648X107	PAGE 1 OF 8 PAGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)*

Asyst Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

04648X107
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 04648X107	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alexandra Global Master Fund Ltd.
98-0448776

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	☐
		(B)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH
REPORTING	6	SHARED VOTING POWER
PERSON
WITH:		-0-

	7	SOLE DISPOSITIVE POWER

		-0-

	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13G
CUSIP NO. 04648X107	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Alexandra Investment Management, LCC
13-4092583

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	☐
(B)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH
REPORTING	6	SHARED VOTING POWER
PERSON
WITH:	-0-

7	SOLE DISPOSITIVE POWER

-0-

8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

SCHEDULE 13G
CUSIP NO. 04648X107	PAGE 4 OF 8 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Mikhail A. Filimonov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(A)	☐
(B)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY	-0-
OWNED BY
EACH
REPORTING	6	SHARED VOTING POWER
PERSON
WITH:	-0-

7	SOLE DISPOSITIVE POWER

-0-

8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
	CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

SCHEDULE 13G
CUSIP NO. 04648X107	PAGE 5 OF 8 PAGES

Item 1(a).	Name of Issuer:

Asyst Technologies, Inc., a California corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

46897 Bayside Parkway
Fremont, California 94538

Item 2(a).	Names of Persons Filing:

Alexandra Global Master Fund Ltd. ("Alexandra")
Alexandra Investment Management, LLC ("Management")
Mikhail A. Filimonov ("Filimonov")

Item 2(b).	Address of Principal Business Office:

Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
Management - 767 Third Avenue, 39th Floor, New York, New York 10017
Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017

Item 2(c).	Place of Organization or Citizenship:

Alexandra - British Virgin Islands
Management - Delaware
Filimonov - U.S.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value, of the Issuer (the "Common Stock")

Item 2(e).	CUSIP Number: 04648X107

Item 3.	This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management and Filimonov

Item 4.	Ownership:

(a) Amount Beneficially Owned:

Alexandra:	0
Management:	0
Filimonov:	0

(b)	Percent of Class:

Alexandra:	0
Management:	0
Filimonov:	0

SCHEDULE 13G
CUSIP NO. 04648X107	PAGE 6 OF 8 PAGES

(c)	Number of Shares as to which the Person has:

	(i)	sole power to vote or to direct the vote

-0-

	(ii)	shared power to vote or to direct the vote:

-0-

	(iii)	sole power to dispose or to direct the disposition of

-0-

	(iv)	shared power to dispose or to direct the disposition of

-0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 04648X107	PAGE 7 OF 8 PAGES

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among Alexandra, Management and Filimonov (incorporated herein by reference to the exhibit with the same number filed with the Schedule 13G Amendment No. 1 by the persons reporting on this Amendment No. 2).

SCHEDULE 13G
CUSIP NO. 04648X107	PAGE 8 OF 8 PAGES

SIGNATURE

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated as of February 14, 2008

ALEXANDRA GLOBAL MASTER FUND LTD.

By:	ALEXANDRA INVESTMENT MANAGEMENT, LLC,
its Investment Advisor

By: /s/ Mikhail A. Filimonov
Mikhail A. Filimonov
Title: Managing Member

ALEXANDRA INVESTMENT MANAGEMENT, LLC

By: /s/ Mikhail A. Filimonov
Mikhail A. Filimonov
Title: Managing Member

/s/ Mikhail A. Filimonov
Mikhail A. Filimonov